Pricing supplement No. 152FF
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-137902
Dated September 25, 2007



Performance

Performance Tracking Securities Linked to the UBS Seasonal Exposure Total Return Index

Efficient Access to Markets and Trading Strategies

Deutsche Bank AG, London Branch

$35,291,460 Securities Linked to the UBS Seasonal Exposure Total Return Index due on September 28, 2012

Investment Description

The UBS Seasonal Exposure Total Return Index (the "Index") is designed to reflect a trading strategy based on the historical, seasonal return pattern of the Dow Jones Industrial Average[SM] Total Return Index (the "DJITR"). The Index provides 2x leveraged exposure to any increase or decrease of the DJITR from October to April of each year, less financing costs, and a return equal to the 1-month USD LIBOR rate from May to September of each year with no DJITR exposure.

The Performance Tracking Securities Linked to the UBS Seasonal Exposure Total Return Index (the "Securities") provide full exposure to the performance of the Index, subject to an Upfront Fee of 1.25% and an Annual Fee of 1.40%.

Features

- ❑ **Seasonal Leveraged Exposure to the DJITR**—The Securities are linked to the UBS Seasonal Exposure Total Return Index which provides 2x leveraged exposure to any increase or decrease of the DJITR from October to April of each year, less financing costs, and a return equal to the 1-month USD LIBOR rate from May to September of each year with no DJITR exposure.
- ❑ **Automatic Early Redemption Feature**—If the Redemption Amount falls below the specified Trigger Level *at any time on any trading day* during the term of the Securities, the Securities will be redeemed early for their Redemption Amount as described herein.

Key Dates

Trade Date	September 25, 2007
Settlement Date[1]	September 28, 2007
Final Valuation Date[1]	September 25, 2012
Maturity Date[1]	September 28, 2012
CUSIP	25153Q 32 8
ISIN	US25153Q3285

[1] Subject to postponement in the event of a market disruption event and as described under "Description of Securities—Payment at Maturity" in the accompanying product supplement FF.

Security Offering

We are offering Performance Tracking Securities Linked to the UBS Seasonal Exposure Total Return Index. Any return at maturity will be determined by the performance of the Index, subject to an Upfront Fee and an Annual Fee. The Securities are our senior unsecured obligations and are offered in $10.00 denominations at a minimum investment of $1,000.

See "Additional Terms Specific to the Securities" in this pricing supplement. The Securities will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement FF dated August 27, 2007 and this pricing supplement. See "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement FF for risks related to investing in the Securities.

Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, product supplement FF dated August 27, 2007 with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest in the Securities, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying prospectus, the prospectus supplement, product supplement FF. Any representation to the contrary is a criminal offense. The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions[2]	Proceeds to Us
Per Security	$10.00	$0.125	$9.875
Total	$35,291,460.00	$441,143.25	$34,850,316.75

[2] For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this pricing supplement.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$35,291,460.00	$1083.45

UBS Financial Services Inc.   **Deutsche Bank Securities**

Additional Information about Deutsche Bank and the Securities

You should read this pricing supplement, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the Securities are a part, and the more detailed information contained in product supplement FF dated August 27, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦ Product supplement FF dated August 27, 2007:
http://www.sec.gov/Archives/edgar/data/1159508/000119312507189905/d424b21.pdf

♦ Prospectus supplement dated November 13, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

♦ Prospectus dated October 10, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this pricing supplement, "Securities" refers to the Performance Securities Linked to the UBS Seasonal Exposure Total Return Index that are offered hereby, unless the context otherwise requires. This pricing supplement, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

Investor Suitability

The Securities may be suitable for you if:

♦ You seek exposure to a seasonal leveraged investment strategy based on the DJITR as measured by the Index.

♦ You believe the level of the Index will increase during the term of the Securities by an amount sufficient to offset the cumulative effect of the fees.

♦ You are willing to accept that your Securities will be exchanged automatically for their Redemption Amount if an Early Redemption Event occurs.

♦ You are willing to accept the risk that you may lose some or all of your investment.

♦ You do not seek current income from your investment.

♦ You are willing and able to hold the Securities to maturity.

The Securities may *not* be suitable for you if:

♦ You do not seek exposure to a seasonal leveraged investment strategy based on the DJITR as measured by the Index.

♦ You are not willing to accept the risk that you may lose some or all of your initial investment.

♦ You believe that the level of the Index will decline during the term of the Securities or that the level of the Index will not increase by an amount sufficient to offset the cumulative effect of the fees.

♦ You are unable or unwilling to hold the Securities to maturity.

♦ You seek current income from your investment.

♦ You seek an investment for which there will be an active secondary market.

Indicative Terms

Issuer	Deutsche Bank AG, London Branch (Aa1)[1]
Issue Price	$10.00 per Security
Underlying Index	UBS Seasonal Exposure Total Return Index (the "**Index**")
Term	5 years
Security Face Amount	$10.00 per Security
Investment Amount	$9.875 per Security (equal to the Security Face Amount minus the Upfront Fee)
Redemption Amount (per $10.00 Security)	At maturity or upon an Early Redemption Event, investors will receive a payment equal to the Investment Amount multiplied by the Index Performance, minus the Fee Amount: Redemption Amount = (Investment Amount x Index Performance) – Fee Amount **Investors will lose some or all of their initial investment if the Index declines over the term of the Securities or does not appreciate sufficiently to offset the cumulative effect of the fees.**
Index Performance	$\dfrac{\text{Index Closing Level}}{\text{Index Starting Level}}$
Index Starting Level	11095.87
Index Closing Level	On any trading day, the official closing level of the Index or any successor index on such trading day.
Trigger Level	$1.50 (equal to 15% of the Security Face Amount)
Upfront Fee	1.25% of the Security Face Amount
Annual Fee	1.40%, subject to adjustment as discussed under "Supplemental Underwriting Information" on the last page of this pricing supplement.
Fee Amount	Accrues on a daily basis; equal to (Annual Fee/365) x Investment Amount x Index Performance

Redemption Amount



Record Index Starting Level

↓

Is the Redemption Amount less than the Trigger Level? — Yes → <u>Early Redemption Valuation Date</u>

You will receive an amount per Security equal to: ($9.875 x Index Performance) – Fee Amount

No ↓

Record Index Closing Level and calculate Index Performance → <u>Final Valuation Date</u>

You will receive at maturity, an amount per Security equal to: ($9.875 x Index Performance) – Fee Amount

What are the tax consequences of the Securities?

You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." We believe that the Securities should be treated as cash-settled prepaid financial contracts for U.S. federal income tax purposes.

Assuming this treatment is respected, your gain or loss on the Securities should be long-term capital gain or loss if you hold the Securities for more than one year.

The tax consequences of an investment in the Securities are uncertain, however, and other treatments are possible. If the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the Securities, the timing and/or character of income on the Securities might differ materially and adversely from the description above. For example, you may be required to recognize ordinary income and/or short-term capital gain on the Securities at certain times during the term of the Securities, even though you will not receive any corresponding cash payments in respect of the Securities. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you may refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

---

[1] Moody's Investors Service has assigned a rating of Aa1 to notes, such as the Securities offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A. A credit rating is not a recommendation to buy, sell, or hold securities, and may be subject to revision or withdrawal at any time by the assigning rating agency.

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the Securities, including alternative treatments, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Historical Information

The Index has been calculated using historical DJITR and LIBOR rates from January 1997 through September 25, 2007. The graph below shows the closing levels for such period for the DJITR and the Index. Because the Index was launched on August 20, 2007, Deutsche Bank has retrospectively calculated the levels of the Index on all dates prior to August 20, 2007 using the same methodology as described herein. All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the Index was possible at any time prior to August 20, 2007. The closing level of the Index on September 25, 2007 was 11095.87.

Historical Performance of the DJITR and the SETI Index



Source: Bloomberg

The Index did not exist during the period of retrospective calculation; past performance is not indicative of future results.

4

Scenario Analysis and Examples at Maturity or upon an Early Redemption Event

The examples below are provided for illustrative purposes only and are not a prediction of the Redemption Amount you will receive for your Securities at maturity or upon the occurrence of an Early Redemption Event, as the case may be.

Examples 1 through 3 show how the Securities would perform in hypothetical circumstances, assuming an Early Redemption Event has not occurred. Example 4 shows how the Securities would perform in a hypothetical circumstance, assuming the occurrence of an Early Redemption Event where the Redemption Amount falls below the Trigger Level and the Securities are automatically redeemed for the Redemption Amount determined on the Early Redemption Valuation Date. At maturity or upon the occurrence of an Early Redemption Event, investors receive a payment equal to the Investment Amount multiplied by the Index Performance, less the Fee Amount. Such payment will be calculated on the Final Valuation Date or the Early Redemption Valuation Date, as applicable. The figures in these examples have been rounded for ease of analysis and all results depicted below are entirely hypothetical.

Since the fees reduce the Redemption Amount at maturity, the value of the Index must increase by an amount sufficient to offset the cumulative effect of the fees in order for you to receive at least your initial investment in the Securities at maturity. If the value of the Index decreases or does not increase by at least the amount of the fees, you will receive less than your initial investment in the Securities at maturity. If the Redemption Amount falls below the Trigger Level, the Securities will be redeemed automatically and you will receive substantially less than your initial investment in exchange for your Securities.

Example 1:

Year	Index Level[1]	Change in Index Level[2]	Fee Amount[3]	Redemption Amount[4]
0	11095.87			
1	13315.04	20%	$0.1521	$11.70
2	12649.29	-5%	$0.1618	$10.94
3	14546.69	15%	$0.1694	$12.46
4	16001.35	10%	$0.1903	$13.57
5	18401.56	15%	$0.2143	$15.49
			Annualized Index Performance	10.6%
			Annualized Return on Securities	9.1%
			Total Return on Securities	54.9%
			Total Index Change	65.8%

Based on the hypothetical changes in the Index level set forth in this example, a 65.8% increase in the level of the Index results in a Redemption Amount of $15.49 (per $10.00 Security), a 54.9% return on the Securities.

Example 2:

Year	Index Level[1]	Change in Index Level[2]	Fee Amount[3]	Redemption Amount[4]
0	11095.87			
1	9986.28	-10%	$0.1313	$ 8.76
2	9486.97	-5%	$0.1213	$ 8.19
3	9961.32	5%	$0.1212	$ 8.49
4	8467.12	-15%	$0.1148	$ 7.05
5	8890.48	5%	$0.1081	$ 7.32
			Annualized Index Performance	-4.3%
			Annualized Return on Securities	-6.1%
			Total Return on Securities	-26.8%
			Total Index Change	-19.9%

Based on the hypothetical changes in the Index level set forth in this example, a 19.9% decline in the level of the Index results in a Redemption Amount of $7.32 (per $10.00 Security), a -26.8% return on the Securities.

Example 3:

Year	Index Level[1]	Change in Index Level[2]	Fee Amount[3]	Redemption Amount[4]
0	11095.87			
1	11650.66	5%	$0.1417	$10.23
2	12815.73	10%	$0.1524	$11.11
3	12174.94	-5%	$0.1557	$10.39
4	14001.18	15%	$0.1631	$11.85
5	14701.24	5%	$0.1788	$12.29
			Annualized Index Performance	5.8%
			Annualized Return on Securities	4.2%
			Total Return on Securities	22.9%
			Total Index Change	32.5%

Based on the hypothetical changes in the Index level set forth in this example, a 32.5% increase in the level of the Index results in a Redemption Amount of $12.29 (per $10.00 Security), a 22.9% return on the Securities.

Example 4:

Year	Index Level[1]	Change in Index Level[2]	Fee Amount[3]	Redemption Amount[4]
0	11095.87			
1	7767.11	-30%	$0.1175	$ 6.79
2	4660.27	-40%	$0.0774	$ 3.95
3	2330.13	-50%	$0.0435	$ 1.84
Early Exchange Val Date	1631.09	-30%	$0.0247	$ 1.19
4	N/A	N/A	N/A	N/A
5	N/A	N/A	N/A	N/A
		Annualized Index Performance		-31.9%
		Annualized Return on Securities		-34.7%
		Total Return on Securities		-88.1%
		Total Index Change		-85.3%

Based on the hypothetical changes in the Index level set forth in this example, an 85.3% decline in the level of the Index results in a Redemption Amount of $1.19 (per $10.00 Security), a -88.1% return on the Securities.

[1] Index Starting Level is assumed to be 11095.87.

[2] Change in Index Level is the hypothetical percentage change in the level of the Index for the applicable one year period.

[3] Fee Amount is the hypothetical fee amount for the applicable year, calculated on a daily basis based on assumed daily Index Closing Levels.

[4] Redemption Amount is the hypothetical redemption amount on the last trading day of the applicable year (or the maturity date for Year 5).

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the offering of Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying product supplement FF. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

- **Your Investment in the Securities May Result in a Loss**—The Securities are fully exposed to any decline in the level of the Index as measured by the Index Performance. You will lose some or all of your initial investment if the Index Closing Level on the Final Valuation Date is below the Index Starting Level or if such Index Closing Level is not sufficiently above the Index Starting Level to offset the cumulative effect of the fees. The Index provides 2x leveraged exposure to both increases *and decreases* in the DJITR from October to April of each year, minus a built-in financing fee which applies regardless of the performance of the DJITR. For this reason, your exposure from October to April of each year to any decrease in the level of the DJITR will be more than twice the exposure of a direct investment in the DJITR during those months.

- **Cumulative Effect of the Fees**—The cumulative effect of the fees will reduce your participation in the performance of the Index, and the fees will apply regardless of the performance of the Index. The Fee Amount, which accrues on a daily basis, increases or decreases in direct proportion to the Index Performance.

- **Market Risks**—The return on the Securities, which may be positive or negative, is directly linked to the performance of the Index, which is based on the leveraged performance of the DJITR from and including October to and including April of each year. Your return, therefore, will depend on whether, and the extent to which, the level of the DJITR increases during these periods.

- **Limited History of the Index**—Publication of the Index began on August 20, 2007. Therefore the Index has very limited performance history and no actual investment which allowed a tracking of the performance of the Index was possible before such date.

- **Past Performance of the DJITR Is not an Indication of Future Performance**—Historically, the DJITR has performed better during the period from October to April of each year than during the period from May to September of each year, and the Index has been structured to reflect a trading strategy based on this historical seasonal pattern. However, there is no guarantee that such pattern will continue in the future. You will not benefit from any increase in the DJITR that may occur from and including May to and including September of each year.

- **An Investment in the Securities Is Different from an Investment in the DJITR or a Security Linked Directly to the DJITR**— During the period from October to April of each year, the increase or decrease of the Index will be twice the increase or decrease of the DJITR less a daily financing fee which will compound on a monthly basis. **In particular, during such period, your exposure to any decrease in the level of the DJITR will be more than twice the exposure of a direct investment in the DJITR, and the daily financing fee will apply regardless of the performance of the DJITR.** On each calendar day in the period from and including May to including September of each year, the Index will increase by an accrual amount which will compound on a monthly basis and which will accrue daily at a per annum rate equal to the 1-month USD LIBOR rate reset monthly.

- **An Early Redemption Event Could Occur at any Time During the Term of the Securities**—If the Redemption Amount, as calculated by the calculation agent, falls below the Trigger Level *at any time on any trading day* during the term of the Securities, an Early Redemption Event shall occur (even if the Redemption Amount subsequently increases above the Trigger Level prior to the end of such trading day). For the purpose of determining whether an Early Redemption Event has occurred, the Index Performance and the Fee Amount as used in the calculation of the Redemption Amount will be determined using the intraday level of the Index (instead of the Index Closing Level). However, the Redemption Amount that you will receive upon the occurrence of an Early Redemption Event will be calculated using the Index Closing Level on the Early Redemption Valuation Date. Upon the occurrence of an Early Redemption Event, your Securities will be automatically exchanged and the Redemption Amount you will receive will be less than your initial investment in the Securities, you will not benefit from any appreciation of the Index that may occur after the Early Redemption Valuation Date and you will not be able to hold your Securities until maturity.

- **Certain Built-In Costs Are Likely to Adversely Affect the Value of the Securities**—The original issue price of the Securities includes the agents' commission and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. The Securities are also subject to the Upfront Fees and the Fee Amount which accrues daily. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase Securities from you in secondary market transactions prior to maturity will likely be lower than the original issue price, and any such sale prior to the Maturity Date could result in a substantial loss to you. In addition, the cumulative effect of the fees will reduce your participation in the performance of the Index.

- **No Coupon Payments on the Securities**—You will not receive any coupon payments on the Securities.

- **Lack of Liquidity**—The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the Securities in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to sell your Securities prior to the Maturity Date is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the Securities.

- **Many Economic and Market Factors Will Impact the Value of the Securities**—In addition to the level of the Index, the value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including: the expected volatility of the Index and the DJITR; the time to maturity of the Securities; the market prices and dividend rates on the component stocks underlying the DJITR; interest and yield rates in the market generally and in the markets of the component stocks underlying the DJITR; a variety of economic, financial, political, regulatory or judicial events; supply and demand for the Securities; and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that May Be Inconsistent with Investing in or Holding the Securities. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index to Which the Securities Are Linked or the Value of the Securities**—We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Securities. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Securities. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Index to which the Securities are linked.

- **Potential Conflicts**—We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

- **Uncertain Tax Treatment**—There is no direct legal authority regarding the proper U.S. tax treatment of a Security, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of a Security are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described in this pricing supplement and the accompanying product supplement. If the IRS were successful in asserting an alternative treatment for a security, the timing and/or character of income on a security might differ materially and adversely from the description herein. You should consult your own tax adviser regarding the U.S. federal income tax consequences of an investment in a security (including alternative treatments) as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Please read carefully the section of this pricing supplement entitled "What are the tax consequences of the Securities?" and the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences."

Early Redemption

An Early Redemption Event shall occur if the Redemption Amount, as calculated by the calculation agent, *at any time on any trading day* during the term of the Securities falls below the Trigger Level. For the purpose of determining whether an Early Redemption Event has occurred, the Index Performance and the Fee Amount as used in the calculation of the Redemption Amount will be determined using the intraday level of the Index (instead of the Index Closing Level). The Securities will be automatically redeemed for the Redemption Amount determined on the "Early Redemption Valuation Date," which will be (i) if the Redemption Amount falls below the Trigger Level at or before 3:00 p.m. (New York City time) on any trading day during the term of the Securities, such trading day, or (ii) if the Redemption Amount falls below the Trigger Level after 3:00 p.m. (New York City time) on any trading day during the term of the Securities, the next trading day immediately following such trading day. Payment of the Redemption Amount upon the occurrence of an Early Redemption Event will be made three business days following the Early Redemption Valuation Date.

UBS Seasonal Exposure Total Return Index

The UBS Seasonal Exposure Total Return Index is sponsored by UBS Financial Services Inc. and is calculated and published daily by Deutsche Bank. The Index is designed to reflect a trading strategy based on the historical, seasonal return pattern of the Dow Jones Industrial Average℠ Total Return Index. *Past performance of the DJITR is not an indication of future results.*

The Index provides leveraged exposure to the DJITR during the period from and including October to and including April of each year (the "**leverage period**"). During the leverage period, the Index will increase or decrease by 2% for every 1% change in the level of the DJITR Index, less a financing fee. The financing fee will accrue daily based on monthly-resetting interest rates and will compound on a monthly basis. *The Index will have a lower return than the DJITR during the leverage period unless the DJITR increases during this period by more than the financing fee.*

The Index provides no exposure to the DJITR during the period from and including May to and including September of each year (the "**cash period**"). On each calendar day during the cash period, the Index will increase by an accrual amount. The accrual amount will accrue daily based on monthly-resetting interest rates and will compound on a monthly basis.

Publication of the Index began on August 20, 2007. Deutsche Bank has retrospectively calculated hypothetical index levels as though the Index existed for the period from September 30, 1996 (the inception date of the DJITR) to August 20, 2007, using the same methodology as is currently employed, with historic data on the DJITR provided by Dow Jones. The Index level was set to 1000 as of September 30, 1996.

The Index did not exist during the period of retrospective calculation, and past performance is not predictive of how the Index will perform in the future.

The Index is calculated and published on each trading day by Deutsche Bank and will be displayed on the Bloomberg system under the ticker symbol "SETI". Neither UBS AG nor any of its affiliates accepts any responsibility for the calculation, maintenance or publication of, or for any error, omission or disruption in, the Index or any successor index.

Computation of the UBS Seasonal Exposure Total Return Index

Deutsche Bank generally calculates and publishes the level of the Index at the end of each day on which Dow Jones & Company calculates and publishes the DJITR.

The level of the Index is calculated as follows:

♦ On each trading day during a leverage period (October through April of each year)[1], the Index closing level will be equal to the Index closing level on the last trading day of the preceding cash period increased or decreased by 2% for every 1% change in the level of the DJITR, minus the financing fee. As the equation below demonstrates, the financing fee will accrue daily based on a monthly-resetting interest rate (1-month USD LIBOR) and will compound on a monthly basis:

$$IL_t = IL_S \times \left[1 + 2 \times \left(\frac{DJITR_t - DJITR_S}{DJITR_S} \right) - \left(\prod_{i=1}^{N} \left(1 + \frac{LIBOR_i}{360} \times DAYS_i \right) - 1 \right) \right]$$

Where,

IL_t is the Index closing level on any trading day t during a leverage period;

IL_s is the Index closing level on the last trading day of the preceding cash period;

$DJITR_t$ is the DJITR Index closing level on trading day t;

$DJITR_s$ is the DJITR Index closing level on the last trading day of the preceding cash period;

N is the number of the month periods as of the current trading day (t) since the preceding cash period;

$LIBOR_i$ is a monthly-resetting interest rate based on the 1-month USD LIBOR rate that is determined on the last trading day of the prior month. "USD LIBOR rate" means, for any determination date, the offered rate (British Banker Association) for deposits in U.S. dollars for a period of the respective reference period in months, commencing on such determination date, as reported on Bloomberg page BBAM, option "official BBA LIBOR fixings" (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m. London time on such determination date. If the USD LIBOR rate cannot be determined on any determination date as described above, the USD LIBOR rate will be the rate as reported on the immediately preceding trading day. There will be seven 1-month USD LIBOR rates used during any leverage period and each such rate is set from the last trading day of the preceding month period;

$DAYS_i$ is the number of calendar days from the last trading day of the preceding month period up to and including the current trading day (t).

♦ On each trading day during a cash period (May through September of each year)[1], the Index closing level will be equal to the Index closing level on the last trading day of the preceding leverage period increased by an accrual amount which will accrue daily based on a monthly-resetting interest rate (1-month USD LIBOR) and will compound monthly, as the equation below demonstrates:

$$IL_t = IL_S \times \left[\prod_{i=1}^{N} \left(1 + \frac{LIBOR_i}{360} \times DAYS_i \right) \right]$$

Where,

IL_t is the Index closing level on any trading day t during a cash period;

IL_s is the Index closing level on the last trading day of the preceding leverage period;

N is the number of the month periods as of the current trading day (t) since the preceding leverage period;

$LIBOR_i$ is a monthly-resetting interest rate based on the 1-month USD LIBOR rate that is determined on the last trading day of the prior month. "USD LIBOR rate" means, for any determination date, the offered rate (British Banker Association) for deposits in U.S. dollars for a period of the respective reference period in months, commencing on such determination date, as reported on Bloomberg page BBAM, option "official BBA LIBOR fixings" (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m. London time on such determination date. If the USD LIBOR rate cannot be determined on any determination date as described above, the USD LIBOR rate will be the rate as reported on the immediately preceding trading day. There will be five 1-month USD LIBOR rates used during any cash period and each such rate is set from the last trading day of the prior month period;

$DAYS_i$ is the number of calendar days from the last trading day of the preceding month period up to and including the current trading day (t).

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[1] *If the ending date of any leverage or cash period falls on a non-trading day, then such date will be the first preceding trading day and the start of the following cash or leverage period, as applicable, will be the next succeeding calendar day.*

Calculation of the Dow Jones Index

The Dow Jones Industrial Average^{SM} Total Return Index is price weighted rather than market capitalization weighted. Its component weightings are therefore affected by changes in prices of its component stocks, rather than by both price changes and changes in the number of shares outstanding as is the case for a market capitalization weighted index. In addition, dividend payments on the stocks underlying the Dow Jones Industrial Average^{SM} Total Return Index are reflected in the value of the index on the ex-dividend date.

The DJITR is calculated by adding up the prices of its components on the components' primary exchanges and dividing the sum by a divisor. The divisor is a periodically adjusted number used in the calculation of the Dow Jones Industrial Average^{SM} Total Return Index to ensure continuity of the index after corporate actions such as spin-offs and stock splits.

License Agreement

We have entered into an agreement with UBS Financial Services Inc. providing us with an exclusive license and the right to use the UBS Seasonal Exposure Total Return Index, which is owned by UBS Financial Service Inc., in connection with certain securities, including the Securities.

Discontinuation of the UBS Seasonal Exposure Total Return Index; Alteration of Method of Calculation

If Deutsche Bank AG discontinues publication of the UBS Seasonal Exposure Total Return Index or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued UBS Seasonal Exposure Total Return Index (such index being referred to herein as a "**successor index**"), then any UBS Seasonal Exposure Total Return Index closing level will be determined by reference to the level of such successor index at the close of trading on the relevant exchange or market for the successor index on the Final Valuation Date or other relevant date.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the Securities.

If Deutsche Bank AG discontinues publication of the UBS Seasonal Exposure Total Return Index prior to, and such discontinuation is continuing on, the Final Valuation Date or other relevant date, and the calculation agent determines, in its sole discretion, that no successor index is available at such time, or the calculation agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on, the Final Valuation Date or other relevant date, then the calculation agent will determine the Index Closing Level for the UBS Seasonal Exposure Total Return Index for such date. The index closing level for the UBS Seasonal Exposure Total Return Index will be computed by the calculation agent in accordance with the formula for and method of calculating the UBS Seasonal Exposure Total Return Index or successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the UBS Seasonal Exposure Total Return Index or successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the UBS Seasonal Exposure Total Return Index or successor index, as applicable, on the relevant exchange may adversely affect the value of the Securities.

If at any time the method of calculating the UBS Seasonal Exposure Total Return Index or a successor index, or the level thereof, is changed in a material respect, or if the UBS Seasonal Exposure Total Return Index or a successor index is in any other way modified so that the UBS Seasonal Exposure Total Return Index or such successor index does not, in the opinion of the calculation agent, fairly represent the level of the UBS Seasonal Exposure Total Return Index or such successor index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on the Final Valuation Date or other relevant date make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the UBS Seasonal Exposure Total Return Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the UBS Seasonal Exposure Total Return Index closing level with reference to the UBS Seasonal Exposure Total Return Index or such successor index, as adjusted. Accordingly, if the method of calculating the UBS Seasonal Exposure Total Return Index or successor index is modified so that the level of the UBS Seasonal Exposure Total Return Index or such successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the UBS Seasonal Exposure Total Return Index or such successor index), then the calculation agent will adjust its calculation of the UBS Seasonal Exposure Total Return Index or such successor index in order to arrive at a level of the UBS Seasonal Exposure Total Return Index or such successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

Supplemental Underwriting Information

UBS Financial Services Inc. and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive discounts and commissions of $0.125 per $10.00 Security. See "Underwriting" in accompanying product supplement FF. We have agreed that UBS Financial Services Inc. may sell all or part of the Securities that it purchases from us to its affiliates at the price to the public indicated on the cover of this pricing supplement minus a concession not in excess of the discounts and commissions indicated on the cover. Of the 1.40% Annual Fee, 0.75% constitutes an annual commission to UBS Financial Services Inc. and 0.65% constitutes a structuring fee. If, during the term of the Securities, the total commissions per Security (including the 1.25% Upfront Fee and the annual commissions) exceed 8% of the Face Amount per Security, the Annual Fee will be reduced to 0.65% and no further annual commissions will be paid.